Exhibit 12.1

Senior Housing Properties Trust
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2017		2016		2015		2014		2013		2012
Earnings:
Income from continuing operations (including gains on sales of properties, if any) before income tax expense and equity in earnings of an investee	$85,242		$141,582		$125,474		$162,141		$183,997		$131,882
Fixed charges	124,394		167,574		150,881		135,114		117,819		117,240
Adjusted earnings	$209,636		$309,156		$276,355		$297,255		$301,816		$249,122

Fixed charges:
Interest expense (including net amortization of debt premiums and discounts and debt issuance costs)	$124,394		$167,574		$150,881		$135,114		$117,819		$117,240

Ratio of Earnings to Fixed Charges	1.7	x	1.8	x	1.8	x	2.2	x	2.6	x	2.1	x